FIRST MAJESTIC SILVER CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2018

AND

FOR THE YEAR ENDED DECEMBER 31, 2017

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

First Majestic Silver Corp.
PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2018
(Unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

					First Majestic
	First Majestic	Primero Mining	Note	Pro Forma	Pro Forma
	Silver Corp.	Corp.	4	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$249,239	$16,344	a	$35,969	$147,944
			b	(59,339)
			c	(75,851)
			g	(4,540)
			h	(13,878)
Trade and other receivables	24,482	49,646		-	74,128
Income tax receivables	172	-		-	172
Inventories	18,182	15,069		-	33,251
Other financial assets	8,692	-		-	8,692
Prepaid expenses and other	3,958	1,640		-	5,598
Total current assets	304,725	82,699		(117,639)	269,785

Non-current assets
Mining interests	380,193	88,563	d	26,351	638,163
			e	143,056

Property, plant and equipment	186,569	39,608			226,177
Goodwill	-	-	f	59,716	59,716
Deposits on non-current assets	1,651	-		-	1,651
Other non-current assets	-	825		-	825
Deferred tax assets	46,283	-		-	46,283
Total assets	$919,421	$211,695		$111,484	$1,242,600

Liabilities and Equity

Current liabilities
Trade and other payables	$33,293	$25,333			$58,626
Unearned revenue	3,061	-		-	3,061
Current portion of debt facilities	29,086	30,253	b	(59,339)	-
Current portion of financing obligations	3,670	-		-	3,670
Income taxes payable	-	2,210		-	2,210
Total current liabilities	69,110	57,796		(59,339)	67,567

Non-current liabilities
Debt facilities	125,706	73,875	a	35,969	161,675
			c	(73,875)
Equipment financing obligations	5,039	-		-	5,039
Decommissioning liabilities	17,598	11,911		-	29,509
Other liabilities	255	6,051		-	6,306
Other taxes payable	-	21,195		-	21,195
Deferred tax liabilities	104,094	7,461	f	59,716	171,271

Total liabilities	$321,802	$178,289		$(37,529)	$462,562

Equity

Shareholders' equity
Share capital	$636,568	$915,884	d	43,903	$823,527
			d	(915,884)
			e	143,056
Equity reserves	83,523	57,423	d	(57,423)	83,523
Deficit	(122,472)	(939,901)	c	(1,976)	(127,012)
			d	955,755
			h	(13,878)
			g	(4,540)
Total equity	597,619	33,406		149,013	780,038

Total liabilities and equity	$919,421	$211,695		$111,484	$1,242,600

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

First Majestic Silver Corp.
PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2018
(Unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

					First Majestic
	First Majestic	Primero Mining	Note	Pro Forma	Pro Forma
	Silver Corp.	Corp.	4	Adjustments	Consolidated
Revenues	$58,593	$36,832	i	$9,243	$104,668

Mine operating costs
Cost of sales	39,681	22,131		-	61,812
Depletion, depreciation and amortization	19,335	4,079	j	3,850	27,264
	59,016	26,210		3,850	89,076
Mine operating (loss) earnings	(423)	10,622		5,393	15,592

General and administrative expenses	4,868	3,234		-	8,102
Share-based payments	2,516	624		-	3,140
Other charges	-	2,763		-	2,763
Foreign exchange (gain) loss	2,296	(596)		-	1,700
Operating (loss) earnings	(10,103)	4,597		5,393	(113)

Investment and other loss	(1,459)	(26,740)	n	26,249	(1,950)
Finance costs	(2,459)	(2,247)	k	2,034	(3,758)
			l	(405)
			m	(681)
(Loss) earnings before income taxes	(14,021)	(24,390)		32,590	(5,821)

Income taxes
Current income tax expense	694	1,524		-	2,218
Deferred income tax (recovery) expense	(9,123)	1,049	o	11,488	3,414
	(8,429)	2,573		11,488	5,632

Net (loss) earnings for the period	(5,592)	(26,963)		21,102	(11,453)

Earnings (loss) per common share - basic and diluted	$(0.03)	$(0.14)			$(0.06)

Weighted average shares outstanding - basic and diluted	165,819,786	193,045,822		(165,712,459)	193,153,149

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

First Majestic Silver Corp.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2017
(Unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

					First Majestic
	First Majestic	Primero Mining	Note	Pro Forma	Pro Forma
	Silver Corp.	Corp.	4	Adjustments	Consolidated
Revenues	$252,288	$91,769	i	$30,668	$374,725

Mine operating costs
Cost of sales	159,265	67,280		-	226,545
Depletion, depreciation and amortization	77,045	22,433	j	15,401	114,879
	236,310	89,713		15,401	341,424
Mine operating earnings	15,978	2,056		15,267	33,301

General and administrative expenses	17,493	11,479		-	28,972
Share-based payments	8,295	4,149		-	12,444
Other charges	-	14,596		-	14,596
Impairment of non-current assets	65,500	303,858		-	369,358
Foreign exchange gain	(4,314)	(76)		-	(4,390)
Operating (loss) earnings	(70,996)	(331,950)		15,267	(387,679)

Investment and other loss	(34)	5,466	n	(5,897)	(465)
Finance costs	(4,271)	(11,285)	k	12,437	(13,184)
			l	(1,619)
			m	(8,446)
(Loss) earnings before income taxes	(75,301)	(337,769)		11,741	(401,329)

Income taxes
Current income tax expense	7,177	3,298		-	10,475
Deferred income tax recovery	(29,206)	(7,691)	o	4,139	(32,758)
	(22,029)	(4,393)		4,139	(22,283)

Net (loss) earnings from continuing operations	(53,272)	(333,376)		7,602	(379,046)

Net loss from discontinued operations, net of taxes	-	(76,309)		-	(76,309)

Net (loss) earnings for the period	$(53,272)	$(409,685)		$7,602	$(455,355)

Earnings (loss) per common share - basic and diluted	$(0.32)	$(2.14)			$(2.36)

Weighted average shares outstanding - basic and diluted	165,293,893	191,738,274		(164,405,090)	192,627,077

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

1.	DESCRIPTION OF THE TRANSACTION

Acquisition of Primero Mining Corp.

On May 10, 2018, First Majestic Silver Corp. (“First Majestic” or the “Company”) completed the acquisition of all of the issued and outstanding common shares (the "Arrangement") of Primero Mining Corp. (“Primero”) pursuant to the terms and conditions of an arrangement agreement (the “Arrangement Agreement”) between First Majestic and Primero dated January 11, 2018. Under the terms of the Arrangement Agreement, First Majestic issued an aggregate of 6,418,594 common shares to Primero shareholders, on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

The Arrangement also provided for the issuance by First Majestic of an aggregate of 221,908 replacement stock options (the “Replacement Options”) to the holders of outstanding Primero options, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement, all existing warrants of Primero also became exercisable to acquire First Majestic shares at exercise prices adjusted by the Exchange Ratio. After the effective time of the Arrangement, such warrants are exercisable for an aggregate of 366,124 common shares of the Company.

San Dimas Stream Restructuring

In connection with the Arrangement, First Majestic terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. (“WPM”) and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the newly acquired San Dimas Mine and entered into a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic.

Pursuant to the New Stream Agreement, WPMI is entitled to receive 25% of the gold production and 25% of the silver production converted to gold equivalent at a fixed exchange ratio of 70:1 at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered to an offtaker under the agreement. As part of the termination of the previous silver purchase agreement, WPMI received 20,914,590 common shares of First Majestic with an aggregate fair market value of approximately $143.1 million.

Settlement of Primero Convertible Debentures

In connection with the Arrangement, First Majestic caused Primero to pay out all outstanding amounts of Primero’s $75.0 million convertible debentures (the "Debentures") which, in accordance with their terms, matured on May 11, 2018.

Financing

To fund the repayment of the Debentures, amounts outstanding under Primero's existing revolving credit facility and other costs related to the closing of the Arrangement, the Company raised cash through the following debt financing arrangements:

•

A $75.0 million senior secured revolving term credit facility (the “New Credit Facility”) which was used to replace an existing First Majestic credit facility and the prior credit facility of Primero. The New Credit Facility will mature on the third anniversary date but can be prepaid in advance of such date. Interest will accrue at LIBOR plus an applicable range which is dependent on certain financial parameters of First Majestic.

•

$156.5 million unsecured senior convertible debentures (the “Notes”) issued on January 29, 2018 and February 15, 2018, respectively, the proceeds of which were used primarily for repayment of the Debentures, other costs related to the closing of the Arrangement and general working capital purposes. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum. The Notes are convertible into common shares of the Company at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments.

Notes Page 1

2.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated statement of financial position of First Majestic as at March 31, 2018 and the unaudited pro forma condensed consolidated statements of loss for the three months ended March 31, 2018 and for the year ended December 31, 2017 have been prepared, for illustrative purposes only, to give effect to the acquisition of Primero by First Majestic pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed consolidated financial statements. These unaudited pro forma condensed consolidated financial statements have been prepared based on financial statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been compiled from the following historical information:

a)	Pro forma condensed consolidated statement of financial position combining:

	i)	The unaudited condensed interim consolidated statement of financial position of First Majestic as at March 31, 2018; and

	ii)	The unaudited condensed consolidated interim statement of financial position of Primero as at March 31, 2018.

b)	Pro forma condensed consolidated statement of loss for the three months ended March 31, 2018 combining:

	i)	The unaudited condensed interim consolidated statements of loss of First Majestic for the three months ended March 31, 2018; and

	ii)	The unaudited condensed consolidated interim statements of operations and comprehensive income (loss) of Primero for the three months ended March 31, 2018.

c)	Pro forma consolidated statement of loss for the year ended December 31, 2017 combining:

	i)	The audited consolidated statements of loss of First Majestic for the year ended December 31, 2017; and

	ii)	The audited consolidated statements of operations and comprehensive loss of Primero for the year ended December 31, 2017.

The unaudited pro forma condensed consolidated statement of financial position as at March 31, 2018 has been prepared as if the transactions described in notes 1, 3 and 4 had occurred on March 31, 2018. The unaudited pro forma condensed consolidated statement of loss for the three months ended March 31, 2018 and the unaudited pro forma consolidated statement of loss for the year ended December 31, 2017 have been prepared as if the transactions described in notes 1, 3 and 4 had occurred on January 1, 2017.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial performance or the financial position of First Majestic, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the acquisition will likely differ from those recorded in the unaudited pro forma condensed consolidated financial statements. Similarly, the allocation of the purchase price has been prepared on a preliminary basis and is subject to change as a result of several factors which could include among others: changes in fair value of assets acquired and liabilities assumed, recoverability of value added taxes receivable and exposure to income taxes payable subject to ongoing negotiations with Mexican tax authorities on certain ongoing tax matters. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Furthermore, the pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of First Majestic and Primero for the year ended December 31, 2017, and notes thereto; as well as the unaudited condensed interim consolidated financial statements of First Majestic and Primero for the three months ended March 31, 2018.

Notes Page 2

2.	BASIS OF PRESENTATION (continued)

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in First Majestic’s audited consolidated financial statements as at December 31, 2017 and condensed interim consolidated financial statements as at March 31, 2018. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken to identify accounting policy differences between First Majestic and Primero where the impact was potentially material. The significant accounting policies of Primero conform in all material respects to those of First Majestic.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

These unaudited pro forma condensed consolidated financial statements have been prepared based on a total of 27,333,184 First Majestic common shares issued consisting of: (a) 6,418,594 common shares in exchange for all issued and outstanding Primero shares as at March 31, 2018 and (b) 20,914,590 common shares in relation to restructuring of the stream arrangement with WPM. The value of the First Majestic common shares issued was calculated based on the closing price of First Majestic common shares on May 9, 2018 of $6.84 (CAD$8.80) for the purpose of preparing these consolidated pro forma financial statements. The final common share purchase consideration was determined based on the closing market price of First Majestic’s common shares on the day before the closing date of the acquisition.

The transaction has a total consideration of $187.0 million including the following items at March 31, 2018:
i)	27,333,184 First Majestic common shares at $6.84 per share (CAD$8.80) for total share consideration of $187.0 million; and

ii)	Nominal value of replacement stock options issuable to existing Primero option holders and amended warrants.

The fair value, determined using a Black-Scholes valuation model, of the First Majestic replacement options and amended warrants resulted in a nominal value as the exercise prices of the options and warrants are significantly out-of-the-money based on the exchange ratio and underlying share price.

The transaction will be accounted for as a business combination. With the exception of Primero’s convertible debentures, which were adjusted to fair value, First Majestic has allocated the consideration estimating the fair value of the non-mining interest net assets to be equal to their carrying value. The balance of the consideration has been estimated to be the fair value of the acquired mining interests resulting in a $169.4 million pro-forma adjustment to mining interests. A deferred income tax liability and a corresponding goodwill of $59.7 million arising from temporary difference on purchase price allocation is recognized as a result of the fair value adjustments to mining interests.

Notes Page 3

3.	PRO FORMA PURCHASE PRICE ALLOCATION (continued)

The preliminary allocation of the purchase price for the purposes of these unaudited pro forma condensed consolidated financial statements is summarized in the table below:

Total Consideration
6,418,594 First Majestic shares to Primero shareholders at $6.84 (CAD$8.80) per share	$43,903
20,914,590 First Majestic shares to WPM at $6.84 (CAD$8.80) per share	143,056
Total consideration	$186,959

Allocation of Purchase Price
Cash and cash equivalents	$2,466
Inventories	15,069
Mining interests	297,578
Goodwill	59,716
Other non-current assets	825
Other working capital items	25,953
Income and other taxes receivable, net	(23,405)
Debt facilities	(106,104)
Decommissioning liabilities	(11,911)
Other non-current liabilities	(6,051)
Deferred tax liabilities	(67,177)
Net assets acquired	$186,959

The Company will complete a full and detailed valuation of the fair value of the net assets of Primero acquired with the assistance of an independent third party. Therefore, it is likely that the purchase price and fair values of assets acquired and liabilities assumed will vary from those shown above and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis (including the identification of intangible assets, recoverability of value added tax receivables, and exposure to income tax liabilities included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma condensed consolidated statement of financial position.

Notes Page 4

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of Primero had occurred on March 31, 2018.

a)	To record proceeds from the new $75.0 million three year revolving credit facility, of which $36.0 million was drawn to pay down First Majestic and Primero’s pre-existing debt facilities.

b)	To record the settlement of First Majestic and Primero’s pre-existing debt facilities.

c)	To record the settlement of Primero’s $75.0 million principal amount of convertible debentures.

d)

To record the issuance of 6,418,594 First Majestic common shares to Primero shareholders with a fair value of $43.9 million based on $6.84 (CAD$8.80) per share being the closing price of First Majestic’s shares at May 9, 2018; and elimination of historical equity of Primero on acquisition. The estimated fair value of the acquired mining interests based on the unallocated purchase consideration resulted in a $26.4 million pro-forma adjustment to mining interests.

e)

To record the issuance of 20,914,590 First Majestic common shares with a fair value of $143.1 million to WPMI for the new stream arrangement based on 25% of the gold equivalent production at San Dimas for ongoing payment of $600 per equivalent gold ounce. The shares issued are valued at a price of $6.84 (CAD$8.80) per share being the closing price of First Majestic’s shares at May 9, 2018.

f)	To record the deferred tax effect due to adjustments d) and e) above at the Mexican effective tax rate of 35.25% with a corresponding debit to goodwill.

g)	To record transaction costs incurred by First Majestic for the acquisition of Primero.

h)	To record estimated transaction costs incurred by Primero.

The unaudited pro forma condensed consolidated statements of loss for the three months ended March 31, 2018 and year ended December 31, 2017 reflect the following adjustments as if the business combination had occurred on January 1, 2017:

i)	To adjust for the estimated impact of the New Stream agreement with WPMI on revenue:

a.

For the three months ended March 31, 2018, the revenue adjustment was estimated based on repricing of 1.4 million ounces of silver revenue from $4.32 per ounce, the price per the previous stream agreement, to $16.77 per ounce, the average market price for the three months ended March 31, 2018, and 10,704 ounces of gold equivalent revenue from $1,330 per ounce, the average market price for the three months ended March 31, 2018, to $600 per ounce, the price per the New Stream agreement;

b.

For the year ended December 31, 2017, the revenue adjustment was estimated based on repricing of 3.9 million ounces of silver revenue from $4.30 per ounce, the price per the previous stream agreement, to $17.04 per ounce, the average market price for the year ended December 31, 2017, and 28,799 ounces of gold equivalent revenue from $1,261 per ounce, the average market price for the year ended December 31, 2017, to $600 per ounce, the price per the New Stream agreement.

j)	To adjust depletion, depreciation and amortization as a result of the increased value of mining interests attributed to the San Dimas Mine arising from the purchase price allocation per Note 3.

k)	To eliminate financing costs on existing Primero and First Majestic debt facilities as a result of the settlements described in b) and c) above.

l)	To record pro-forma financing costs related to First Majestic’s new $75.0 million credit facility as described in a) above.

m)	To record pro-forma financing costs related to First Majestic’s new $156.5 million convertible debentures.

Notes Page 5

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (continued)

	n)	To eliminate mark-to-market gain on existing Primero convertible debentures and warrants as a result of their settlements described in c) above.

	o)	To record the deferred tax recovery at 35.25%, the effective tax rate in Mexico, relating to adjustments per j) to o) above.

5.	SHARE CAPITAL

First Majestic’s issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 1, 3 and 4 at March 31, 2018, are as follows:

	Number of shares	Amount
Authorized
Unlimited common shares without par value

Issued
First Majestic common shares outstanding at March 31, 2018	165,743,653	$636,568
First Majestic common shares issued for the transactions	27,333,184	186,959
Pro forma balance, March 31, 2018	193,076,837	$823,527

6.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding for First Majestic have been adjusted to reflect the additional shares resulting from transactions described in notes 1, 3 and 4 effective January 1, 2017.

	Three Months Ended	Year Ended
	March 31, 2018	December 31, 2017
Weighted average number of shares on issue - basic and diluted	165,819,786	165,293,893
Adjustments for shares issued for acquisition	27,333,184	27,333,184
Pro forma weighted average number of shares on issue - basic and diluted	193,152,970	192,627,077

Notes Page 6